

News Release

FOR IMMEDIATE RELEASE

ER 04/56

19 November 2004

EMI GROUP PLC RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

STRONG IMPROVEMENT IN PROFITABILITY   SUPPL

At constant currency:
- Total operating profit up 8.1%
  - EMI Music operating profit up 18.4%, despite more second-half weighted release schedule
  - EMI Music Publishing continues steady progress with sales up 1.1% and operating profit up 1.7%
- Return on sales improved in both divisions, up 1.2% to 9.5% at Group level
- Adjusted pre-tax profit up 9.0%
- Group turnover declined by 5.4%, reflecting weighting of EMI Music's release schedule to H2, with fewer major releases in H1
- Group digital sales more than quadrupled with a six-fold increase in EMI Music
- Adjusted diluted earnings per share up 13.4% (up 1.5% on a reported basis)
- Net debt driven by restructuring costs, deferred acquisition spend and the phasing of the release schedule
- Interim dividend maintained at 2.0p per share
- On track to meet full year expectations

Financial highlights

(£m, unless noted)	2004	2003	Change % Reported (i)	Constant Currency
Group turnover	851.0	960.3	-11.4	-5.4
Total operating profit (ii)	80.1	79.9	+0.3	+8.1
Return on sales (iii)	9.4%	8.3%		
Adjusted profit before tax (iv)	36.9	39.8	-7.3	+9.0
Adjusted diluted earnings per share (iv)	3.3p	3.2p	+1.5	+13.4
Basic earnings per share	(0.1)p	1.2p		
Dividend per share	2.0p	2.0p		
Operating cash flow	(33.7)	45.0		
Net debt	976.2	946.8		

Notes:
(i) Sterling's recent strength against major currencies had an adverse exchange rate impact on reported results
(ii) Before operating exceptional items and amortisation of goodwill and music copyrights and after share of operating profit in associates
(iii) Total operating profit (see (ii)) as a percentage of Group turnover
(iv) Before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Eric Nicoli, Chairman, said "EMI has made a significant improvement in the profitability of both businesses in the first six months of the financial year. This is driven by our on-going commitment to efficiency improvements and thoughtful investment, the initial benefits from this year's recorded music restructuring and the recent outsourcing of our manufacturing in Europe and the US. The constant currency revenue decline reflects the phasing of our release schedule which, as expected, is more second-half weighted than it has been in previous years.

"We have seen an improving trend in the global recorded music industry. The industry decline of 1.3% for our first six months represents a significant improvement on the 9.6% decline seen in the same period of the previous year. The legitimate digital music market continues to expand rapidly and we remain confident that digital represents a key driver for future industry growth.

"As expected, the second half of our financial year has started well. Releases from EMI Music during October and November, including new studio albums from A Perfect Circle and Chingy, greatest hits albums from Robbie Williams, Tina Turner, Placebo and Blue, and a live album from The Rolling Stones, have all enjoyed significant success since release. EMI Music turnover for October and November to date is well ahead of last year, significantly reducing the first-half decline. For the 12 months to the end of October, we have maintained our market share.

"EMI Music Publishing is enjoying strong market share improvement in its major markets and continues to benefit from the expansion of music consumption through digital channels.

"Given the positive overall trend in the global music market over the past year and the expected high levels of release activity across the industry in the months ahead, we are confident that we will see a substantial and very welcome full-year improvement in the performance of the recorded music market. We are reaffirming our previously indicated range of 0% to -4% for the market as a whole.

"We have an especially strong second-half release schedule – in quality as well as quantity – and we have already seen a significant year-on-year pick up in our sales since the end of September. This, along with the strong growth of music DVDs and the explosive growth in our digital market activity, leaves us well placed to maintain our market share for the full year.

"This trading momentum in recorded music, together with the on-going strength of EMI Music Publishing and the continuing flow of benefits from our restructuring initiatives, keeps us well on track to deliver our financial objectives for the full year.

"EMI is fully focused on results and on continuing to deliver superior performance. We have the music, strategies and management to do this."

Enquiries

EMI Group plc
Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP
Patrick Handley		+44 20 7404 5959
Pam Small		
Mark Antelme		

A live webcast of EMI's presentation to investors will take place at 9:00am (UK time) today, 19 November, and can be accessed via the Company's web site www.emigroup.com. An archived version of the webcast will be available for viewing shortly thereafter.

EMI GROUP PLC RESULTS FOR SIX MONTHS ENDED 30 SEPTEMBER 2004
FULL STATEMENT

Chairman's statement

For the six months to 30 September 2004, Group turnover declined to £851.0m, reflecting the planned phasing of our recorded music sales for the full financial year and the negative impact of exchange rate movements during the period. EMI has significantly improved its underlying level of profitability in the first half with total operating profit increasing by 8.1% on a constant currency basis. Return on sales improved to 9.4% from 8.3% in the prior year.

The Group made an adjusted pre-tax profit of £36.9m and adjusted diluted earnings per share of 3.3p, a 1.5% increase on 3.2p in the prior year.

The Board has declared an interim dividend of 2.0p per share, in line with last year's level.

Given the global nature of our business, exchange rate movements often have an impact on our reported results. With Sterling's recent strengthening against most major currencies including the US Dollar, Euro and Yen, we have particularly felt the translation impact from currency movements in the first half. Exchange rate movements reduced Group sales by 6% and reduced total operating profit by £6.3m.

Group turnover was down by 5.4% on a constant currency basis. This decline was entirely driven by EMI Music and the phasing of its release schedule which, as signalled at the start of the year, will give a higher proportion of our major releases in the second half of the financial year than in prior years. EMI Music Publishing delivered a 1.1% increase in turnover on a constant currency basis.

EMI Music enjoyed first-half success from both newer, developing artists, such as Joss Stone, Keith Urban and Yellowcard, and also from our more established artists including The Beastie Boys, Norah Jones, Lenny Kravitz, Hikaru Utada and Anita Baker.

EMI Music's operating profit increased by an impressive 18.4% at constant currency with the operating margin up by a full percentage point, despite the decline in turnover. This improvement in profitability was driven by a number of factors including the good progress we made with restructuring some of our labels and the artist roster, especially in Europe, an initiative which was announced in March 2004. In the first half, we also successfully completed the outsourcing of our manufacturing in Europe and the US. We remain on track to deliver the announced annualised cost savings of £50m, of which at least £25m will be in this financial year and the remainder in the next.

EMI Music Publishing delivered both improved sales and profit in the first half on a constant currency basis, reaffirming its position as the world's pre-eminent music publisher. The management team has once again demonstrated the ability not only to increase the strength of our song catalogue but also to maximise the uses of these songs. Strong growth in performance and synchronisation revenues offset weakness in mechanical revenues and, at the same time, helped to improve return on sales.

During the first half, we continued to see an improving trend in the global recorded music industry with the decline in the global market reduced to 1.3% during the period. This represents not only a significant improvement on the same period last year but, also, an improvement on the second half of the last financial year. The US market showed attractive growth during the period. The US industry release schedule for November looks strong and we believe the market is well positioned structurally for growth going

forward. The Japanese market appears to be stabilising, improving significantly from the same period last year. The UK market continues to be solid. Continental Europe has been the most difficult region, experiencing significant declines during the period.

The development of the legitimate digital music marketplace continues to make significant progress and I am very encouraged to report that EMI's digital revenues more than quadrupled at constant currency in the first half and now represent more than 2% of Group turnover. In June, Apple launched its iTunes service in the UK, France and Germany. Take-up rates of this music service continue to increase rapidly with the US store now selling more than 200m songs on an annualised basis. Microsoft launched its digital music offering, MSN Music, in October. The compatibility of MSN Music with more than 70 mobile music devices is an important feature which has the potential to take digital music to the mass consumer. We see many exciting opportunities in mobile music such as the recent Robbie Williams' offering – this was the first release of an artist's entire album, plus video content, on a memory card that inserts directly into a mobile phone. EMI, as a progressive and innovative music-content company, remains committed to embracing and maximising the opportunities presented by advances in technology and changes in consumer trends.

In the first half, the music industry further heightened its campaign to fight piracy. Most recently the IFPI, which represents the recording industry worldwide, announced that it had broadened its campaign in Europe and was taking legal action against illegal music file sharing in the UK and France. The US industry body, the RIAA, announced a further 750 lawsuits at the end of October, with a particular focus on university campuses, bringing total lawsuits to more than 5,700. We continue to believe that industry efforts such as these, as well as our own actions to protect our music content against piracy, are making a real difference.

As expected, the second half of our financial year has had a good start. Releases from EMI Music during October and November, including new studio albums from A Perfect Circle and Chingy, greatest hits albums from Robbie Williams, Tina Turner, Placebo and Blue, and a live album from The Rolling Stones, have all enjoyed significant success since release. EMI Music turnover for October and November to date is well ahead of last year, significantly reducing the first-half decline. For the 12 months to the end of October, we have maintained our market share.

EMI Music Publishing is enjoying strong market share improvement in its major markets and continues to benefit from the expansion of music consumption through digital channels.

Given the positive overall trend in the global music market over the past year and the expected high levels of release activity across the industry in the months ahead, we are confident that we will see a substantial and very welcome full-year improvement in the performance of the recorded music market. We are reaffirming our previously indicated range of 0% to -4% for the market as a whole.

We have an especially strong second-half release schedule – in quality as well as quantity – and we have already seen a significant year-on-year pick up in our sales since the end of September. This, along with the strong growth of music DVDs and the explosive growth in our digital market activity, leaves us well placed to maintain our market share for the full year.

This trading momentum in recorded music, together with the on-going strength of EMI Music Publishing and the continuing flow of benefits from our restructuring initiatives, keeps us well on track to deliver our financial objectives for the full year.

EMI is fully focused on results and on continuing to deliver superior performance. We have the music, strategies and management to do this.

EMI Music
Operating review

For the six months ended 30 September 2004, EMI Music saw a significant improvement in its level of profitability. Operating profit of £30.9m represents an increase of 18.4% at constant currency. This reflects continued focus on tight cost management, benefits flowing through from the further restructuring of some of our record labels and artist roster as well as the outsourcing of our manufacturing in Europe and the US.

Turnover of £660.0m in the first half declined by 7.2% on a constant currency basis and was consistent with the phasing of our releases for the full financial year. As highlighted at the beginning of the year, we have scheduled a greater number of our major releases for the second half than in prior years, including more albums whose sales will be maximised by positioning their release closer to the Christmas selling season.

We continue to focus on the development of long-term career artists who will enjoy success with multiple albums. During the first half, we benefited from this strategy with, in particular, good sell through from Norah Jones' first and second albums, and both Joss Stone and Keith Urban enjoying strong sales from new releases as well as previously released albums.

We also continue to drive our catalogue marketing programme and in the first half had good sales from *Dino: The Essential Dean Martin* and *The Sounds of Summer* from The Beach Boys. Our compilations business also made progress with *Now* albums selling extremely well in both the UK and the US.

We continue to strengthen our North American business, building on the breadth and depth of our artist roster. In the first half, we enjoyed success from a number of creative sources across a range of music genres including: Joss Stone of S-Curve; break-through acts Yellowcard and Houston of Capitol; country act Keith Urban of Capitol Nashville; a successful relaunch of Anita Baker by Blue Note; Christian music singer Steven Curtis Chapman of EMI CMG; and established artists Lenny Kravitz of Virgin and The Beastie Boys of Capitol.

Our Japanese business delivered a strong performance in the first half increasing both sales and profitability. Local artists, including Nori Makihara, Hikaru Utada, Hitomi Yaida, 175R and Miki Imai, had top-selling albums.

Latin America, while still a small part of the global business, enjoyed a significant turnaround reporting an almost 50% improvement in first-half sales.

The release schedule in the UK & Ireland was, as expected, particularly light in the first half resulting in lower sales and profitability in those markets.

In Continental Europe, the combination of ongoing, difficult market conditions and a lighter release schedule resulted in a sharp decline in sales. We continue to focus on developing local repertoire and saw good sales from local artists Vasco Rossi, Tiziano Ferro, Pur, Gyllene Tider and Vikingarna in the first half. Despite the sales decline, the recent restructuring initiatives, which are focused on this region, resulted in a reduced cost base and generated a significant increase in profitability for the first half.

The legitimate digital music market continues to take off with compelling new products and services being launched. We remain excited about the digital opportunity and are pleased to report strong growth in our digital revenues from £2.1m to £12.2m in the first half.

Looking forward, we have a strong second-half release schedule. We have already made a good start to the half with, in particular, the release of Robbie Williams' Greatest Hits already selling over 3m copies. We also have Greatest Hits albums from Kylie Minogue, Tina Turner, Placebo and Blue which, along with a broad range of music DVD products, are very well positioned for the Christmas retail season. Other second-half albums will be released by Chingy, A Perfect Circle, Gorillaz, Coldplay, The Chemical Brothers, Glay, Fountains of Wayne and Kishidan.

EMI Music Publishing
Operating review

For the six months ended 30 September 2004, EMI Music Publishing further strengthened its position as the world's largest and most successful music publishing business. This success reflects our focus on signing songwriters, who are writing not only the hits of today but the classics of tomorrow, as well as on maximising the uses for the songs in our catalogue. Turnover of £191.0m and operating profit of £48.9m represents increases of 1.1% and 1.7%, respectively, at constant currency.

Mechanical revenues remained under pressure in the first half, particularly from the lagged impact of conditions in the global recorded music market. Continued strong growth in performance and synchronisation revenues offset this weakness in mechanical revenues.

EMI Music Publishing enjoyed strong chart positions in the first half especially in the US, UK, Germany and France with releases from a range of songwriters including Usher, Scissor Sisters, Alicia Keys, Jessica Simpson, Kanye West, Kelis and Jay-Z.

Our synchronisation business grew at a very attractive rate, with sales increasing by 13.7% at constant currency in the first half. Important new synchronisation licence agreements were signed with Philips Electronics, Fisher Price, BMW and Renault. We continue to be successful in licensing our songs to television shows, including American Idol, The CBS Early Show and the OC in the US and to films including Bridget Jones: The Edge of Reason, Shark Tale, Spider Man 2 and Shrek 2.

Digital represents an exciting and fast-growing opportunity for us and, in particular, in the mobile music marketplace, with ring tones. At EMI Music Publishing, digital revenues more than doubled in the period from £2.8m to £6.1m in the prior year and we expect to continue to see attractive growth in digital going forward.

On a geographic basis, the most notable improvement in profit was seen in our North American business which enjoyed strong double-digit growth in performance, synchronisation and other income. Despite a prolonged slide in CD sales in Germany, our operations there were able to increase profits, led by strong growth in synchronisation and other revenues, most notably ring tones. For the rest of Europe, our overall results were mixed. Our Latin America business saw a marked turnaround in both sales and profitability.

Notable second-half releases include albums from Eminem, Good Charlotte, Sum41, Robbie Williams and the Rolling Stones.

Financial review

Underlying trading
Group turnover decreased by 5.4% at constant currency in the first half of the year. This comprised a decrease in first-half sales in EMI Music of 7.2% and an increase of 1.1% in Music Publishing. The impact on translation of the strengthening of Sterling against most major currencies during the period resulted in a further 6.0% decline in turnover against 2003/04. Overall, Group turnover at weighted average exchange rates declined from £960.3m in 2003/04 to £851.0m in 2004/05.

In spite of the decrease in turnover, Group operating profit (EBITA)[i] for the first half grew by 7.6% at constant currency. Both divisions contributed to this increase. The EMI Music contribution, after allocation of central costs, grew from £28.2m to £33.4m at constant currency, an increase of 18.4%, whilst the Music Publishing contribution grew from £51.9m to £52.8m. All geographic regions contributed to this increase, apart from the UK & Ireland. Particularly noteworthy were the increases of 7.8% in North America and 1.8% in Continental Europe. Exchange rate movements also negatively impacted operating profit, reducing it by 8.0%. Post currency movements, Group operating profit (EBITA)[i] marginally declined from £80.1m in 2003/04 to £79.8m in 2004/05.

The Group's share of profit before tax on its associated company investments increased from a loss of £0.2m in 2003/04 to a profit of £0.3m in 2004/05. Consequently, the total operating profit for the Group increased from £79.9m in the first half of the prior year to £80.1m this year.

Group finance charges before exceptional items increased from £41.8m in the first six months of 2003/04 (including £1.7m reported as an exceptional item) to £43.2m. The increased interest charge was primarily a direct consequence of the move to longer-term debt.

The Group tax charge before exceptional items decreased from £11.8m to £8.6m in the first half of the year. The 2003/04 tax charge was reduced by a tax credit on exceptional items of £5.8m resulting in a net charge in that half year of £6.0m. As in prior years, the underlying tax rate used in the calculation of the tax charge for the first half year is the proforma rate for the full year. For 2004/05, the rate is 23.4%.

The Group's adjusted profit on ordinary activities after taxation[ii] increased from £28.0m in 2003/04 to £28.3m in 2004/05.

The adjusted basic earnings per share[ii] was 3.2p in the first half of 2004/05, the same as in the prior year. Adjusted diluted earnings per share, the calculation of which includes the impact of the potential conversion of convertible bonds (and related bond interest) together with the possible exercise of dilutive share options, increased over the same period from 3.2p to 3.3p.

Other items affecting earnings
Amortisation of goodwill and copyrights, including that on associates, amounted to £26.2m in the first half in comparison with £24.5m last year. This increase is almost entirely attributable to the acquisition of, and accounting for, the final tranche of Jobete.

The Group is reporting net operating exceptional costs of £nil and non-operating exceptional income of £0.7m, as against a charge of £21.8m and a credit of £20.5m, respectively, in the first half of the prior year. The operating exceptional costs in 2003/04 comprised £16.9m in respect of product returns resulting from a retail destocking programme in Japan (following a sharp market deterioration and exacerbated by

amended trading terms) and £4.9m in respect of a business reorganisation in Music Publishing. The non-operating exceptional income in each half year resulted from gains on property sales.

The minority interest share of profit reversed from a credit of £2.9m in the prior-year first half to a charge of £3.2m in 2004/05. This primarily reflected the increase in profit in TOEMI, our Japanese recorded music business.

In recognition of the solid results in a demanding marketplace, the Board has declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Reported results
Group operating profit is £53.6m in comparison with £33.9m in the first six months of 2003/04. The increase is largely the consequence of a decrease in the operating net exceptional charge from £21.8m in the first half of 2003/04 to £nil in 2004/05.

Profit on ordinary activities before taxation was £11.4m in the first half of 2004/05 as against £12.3m in the equivalent period of 2003/04.

Cash flow and net borrowings
The net cash outflow from operating activities of £33.7m for this year compares with an inflow of £45.0m in the first half of the prior year. The outflow this year was driven by exceptional expenditure relating to the restructuring and outsourcing initiatives announced in March and an adverse working capital movement of £89.9m reflecting the phasing of the release cycle at the balance sheet date.

After net interest payments of £63.3m, tax payments of £17.5m, dividends to shareholders and minorities of £16.6m and net investment expenditure of £80.0m, the increase in net debt was £211.1m. After currency exchange losses of £18.0m and a £1.6m issue of new capital, net debt was £976.2m, an increase of £227.5m from £748.7m at 31 March 2004.

Notes:
(i)   Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights and before share of operating profit in associates
(ii) Before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights

ATTACHMENTS

EMI GROUP PLC INTERIM REPORT 2004/05 (unaudited)

(a)	Financial highlights for the six months ended 30 September 2004.
(b)	Consolidated profit and loss account for the six months ended 30 September 2004.
(c)	Consolidated balance sheet at 30 September 2004.
(d)	Statement of total recognised gains and losses for the six months ended 30 September 2004.
(d)	Reconciliation of movements in shareholders' funds for the six months ended 30 September 2004.
(e)	Consolidated cash flow statement for the six months ended 30 September 2004.
(f)	Notes to the consolidated cash flow statement for the six months ended 30 September 2004.
(g)-(j)	Notes to the accounts for the six months ended 30 September 2004.

FINANCIAL HIGHLIGHTS
for the six months ended 30 September 2004 (unaudited)

	Notes	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 Restated £m
Group turnover	2	851.0	960.3
EBITDA (i)		91.3	99.1
Total operating profit (ii)		80.1	79.9
Adjusted PBT(iii)		36.9	39.8
Profit before taxation		11.4	12.3
Adjusted diluted earnings per share (iv)		3.3p	3.2p
Basic earnings per share		(0.1)p	1.2p
Dividend per share	6	2.0p	2.0p
Return on sales (v)		9.4%	8.3%
Interest cover (vi)		2.1x	2.5x

(i)   EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.

(ii)   Total operating profit is before operating exceptional items and amortisation of goodwill and music copyrights and after share of operating profit in associates.

(iii)   Adjusted PBT is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

(iv)   Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

(v)   Return on sales is defined as total operating profit before operating exceptional items and amortisation of goodwill and music copyrights and after share of operating profit in associates as a percentage of Group turnover.

(vi)   Interest cover is defined as the number of times EBITDA is greater than Group finance charges.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months ended 30 September 2004 (unaudited)

	Six months ended 30 September 2004		Six months ended 30 September 2003	
	Total	Before excep items & amortn	Before excep items & amortn Restated	Total Restated
	£m	£m	£m	£m
Group turnover (note 2)	851.0	851.0	960.3	960.3
Group operating profit before exceptional items and amortisation	79.8	79.8	80.1	80.1
Operating exceptional items (note 3)	-	-	-	(21.8)
Group operating profit before amortisation	79.8	79.8	80.1	58.3
Amortisation	(26.2)	-	-	(24.4)
Group operating profit (notes 2&3)	53.6	79.8	80.1	33.9
Share of operating profits (losses) in associated undertakings	0.3	0.3	(0.2)	(0.3)
Total operating profit	53.9	80.1	79.9	33.6
Non-operating exceptional items (note 3)	0.7	-	-	20.5
Profit before finance charges	54.6	80.1	79.9	54.1
Group finance charges (inc. associated undertakings) (note 4)	(43.2)	(43.2)	(40.1)	(41.8)
Profit on ordinary activities before taxation	11.4	36.9	39.8	12.3
Taxation on profit on ordinary activities (note 5)	(8.6)	(8.6)	(11.8)	(6.0)
Profit on ordinary activities after taxation	2.8	28.3	28.0	6.3
Minority interests (equity)	(3.2)			2.9
(Loss) profit attributable to members of the Holding Company	(0.4)			9.2
Dividends (equity) (note 6)	(15.8)			(15.5)
Transfer from profit and loss reserve	(16.2)			(6.3)

Earnings per share (EPS)	Six months ended 30 September 2004	Six months ended 30 September 2003 Restated
Basic earnings per Ordinary Share (note 7)	(0.1)p	1.2p
Diluted earnings per Ordinary Share	0.0p	1.2p
Adjusted basic earnings per Ordinary Share (note 7)	3.2p	3.2p
Adjusted diluted earnings per Ordinary Share (note 7)	3.3p	3.2p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the period	Six months ended 30 September 2004	Six months ended 30 September 2003
US$ to £1	1.81	1.62
Euro to £1	1.49	1.43
Yen to £1	198.78	189.03

The results for the period have been translated into Sterling at the appropriate average exchange rates.

CONSOLIDATED BALANCE SHEET
at 30 September 2004 (unaudited)

	At 30 September 2004	At 30 September 2003 Restated
	£m	£m
Fixed assets		
Music copyrights	**434.3**	450.3
Goodwill	**33.6**	57.6
Tangible fixed assets	**198.8**	266.5
Investments	**21.1**	21.8
	687.8	796.2
Current assets		
Stocks	**29.1**	37.1
Debtors, including deferred taxation	**796.0**	875.8
Investments: liquid funds	**2.7**	1.1
Cash at bank and in hand and cash deposits	**152.8**	127.5
	980.6	1,041.5
Creditors: amounts falling due within one year		
Borrowings	**(21.0)**	(49.5)
Other creditors	**(1,103.7)**	(1,163.7)
	(1,124.7)	(1,213.2)
Net current liabilities	**(144.1)**	(171.7)
Total assets less current liabilities	**543.7**	624.5
Creditors: amounts falling due after more than one year		
Borrowings	**(1,110.7)**	(1,025.9)
Other creditors	**(71.9)**	(112.9)
	(1,182.6)	(1,138.8)
Provisions for liabilities and charges	**(108.7)**	(89.7)
	(747.6)	(604.0)
Capital and reserves		
Called-up share capital	**110.6**	110.4
Share premium account	**447.2**	445.8
Capital redemption reserve and other reserves	**752.9**	733.5
Profit and loss reserve	**(2,125.6)**	(1,984.7)
Equity shareholders' funds	**(814.9)**	(695.0)
Minority interests (equity)	**67.3**	91.0
	(747.6)	(604.0)

Period-end exchange rates

	At 30 September 2004	At 30 September 2003
US$ to £1	**1.81**	1.66
Euro to £1	**1.46**	1.43
Yen to £1	**199.44**	185.60

The balance sheet has been translated into Sterling at the appropriate period-end exchange rates.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 30 September 2004 (unaudited)

	Six months ended 30 September 2004		Six months ended 30 September 2003 Restated	
	£m	£m	£m	£m
(Loss) profit for the period		(0.4)		9.2
Currency retranslation - Group	(16.9)		11.1	
Currency retranslation – associated undertakings	-		(0.2)	
Other recognised gains and losses		(16.9)		10.9
Total recognised gains and losses relating to the period		**(17.3)**		20.1

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the six months ended 30 September 2004 (unaudited)

	Six months ended 30 September 2004	Six months ended 30 September 2003 Restated
	£m	£m
Opening shareholders' funds	**(784.0)**	(693.1)
Prior year adjustment	-	(7.3)
Opening shareholders' funds - restated	**(784.0)**	(700.4)
(Loss) profit for the period	(0.4)	9.2
Dividends (equity) (note 6)	(15.8)	(15.5)
Goodwill – disposals and adjustments	(0.3)	-
Other recognised gains and losses	(16.9)	10.9
Employee Benefit Trust transactions	0.9	0.8
Shares issued	1.6	-
Net (decease) increase in shareholders' funds	**(30.9)**	5.4
Closing shareholders' funds	**(814.9)**	(695.0)

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September 2004 (unaudited)

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Net cash (outflow) inflow from operating activities (note a)	(33.7)	45.0
Dividends received from associated undertakings	-	-
Returns on investments and servicing of finance		
Net interest paid	(63.3)	(57.8)
Dividends paid to minorities	(0.9)	(2.9)
Net cash outflow from returns on investments and servicing of finance	(64.2)	(60.7)
Tax paid	(17.5)	(14.5)
Net cash (outflow) inflow from capital expenditure and financial investment	(11.9)	17.0
Net cash outflow from acquisitions and disposals (note 8)	(68.1)	(82.2)
Equity dividends paid	(15.7)	(15.7)
Net cash outflow before management of liquid resources and financing	(211.1)	(111.1)
Issue of ordinary share capital	1.6	-
Management of liquid resources (note b)	(0.4)	(1.7)
Financing: New loans (note b)	81.2	201.0
Loans repaid (note b)	(44.5)	(79.1)
Net cash inflow from management of liquid resources and financing	37.9	120.2
(Decrease) increase in cash (note b)	(173.2)	9.1

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
(Decrease) increase in cash	(173.2)	9.1
Cash outflow from increase in liquid resources	0.4	1.7
Cash inflow from increase in loans	(81.2)	(201.0)
Cash outflow from repayment of loans	44.5	79.1
Change in net debt resulting from cash flows	(209.5)	(111.1)
Loans acquired	-	(0.4)
Exchange differences	(18.0)	24.5
Movement in net debt	(227.5)	(87.0)
Net debt at beginning of period	(748.7)	(859.8)
Net debt at end of period	(976.2)	(946.8)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September 2004 (unaudited)

a) Reconciliation of operating profit to net cash flow from operating activities

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 Restated £m
Group operating profit	53.6	33.9
Depreciation charge	11.5	19.0
Amortisation charge:		
Music copyrights	24.1	22.3
Goodwill	2.1	2.1
ESOP transactions	1.2	(0.4)
Amounts provided	3.3	3.9
Provisions utilised	(39.6)	(21.1)
(Increase) decrease in working capital:		
Stock	(0.7)	(0.9)
Debtors	12.4	39.9
Creditors	(101.6)	(53.7)
Net cash (outflow) inflow from operating activities	(33.7)	45.0

b) Analysis of movement in the Group's net borrowings in the period

	At 1 April 2004 £m	Cash flow £m	Acquisitions (disposals) £m	Exchange movement £m	At 30 September 2004 £m
Cash at bank and in hand	342.7	(187.3)	-	(2.9)	152.5
Overdrafts	(32.5)	14.1	-	0.7	(17.7)
Cash	310.2	(173.2)	-	(2.2)	134.8
Debt due after more than one year	(1,058.0)	(36.6)	-	(16.0)	(1,110.6)
Debt due within one year	(3.3)	(0.1)	-	0.1	(3.3)
Finance leases	(0.1)	-	-	-	(0.1)
Financing	(1,061.4)	(36.7)*	-	(15.9)	(1,114.0)
Investments: liquid funds	1.8	0.8	-	0.1	2.7
Cash deposits	0.7	(0.4)	-	-	0.3
Liquid resources	2.5	0.4	-	0.1	3.0
Total	(748.7)	(209.5)	-	(18.0)	(976.2)

* Cash flow on financing of £36.7m is split between new loans of £(81.2)m and loans repaid of £44.5m.

The Group has cash and liquid resources balances of £33.9m held with banks within the UK and £121.6m held with banks outside, but freely transferable to, the UK.

The following definitions have been used:
Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 30 September 2004 (unaudited)

NOTE 1 - ACCOUNTING POLICIES - basis of preparation

The interim financial information comprises the accounts of the Company and its subsidiaries prepared under the historic cost convention and in accordance with applicable accounting standards. During the financial year ended 31 March 2004, the Urgent Issues Tasks Force issued UITF38 – *Accounting for ESOP Trusts* and UITF 17 (Revised) – *Employee Share Schemes*. Both were early adopted by the Group with effect from 1 April 2003 and the comparative figures for the period ended 30 September 2003 have been restated where appropriate. The results for the six months ended 30 September 2004 and 30 September 2003 represent continuing operations, except where expressly stated on the consolidated profit and loss account and in the notes to the financial statements.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2004. Statutory accounts for the year ended 31 March 2004, which incorporate an unqualified auditor's report, have been filed with the Registrar of Companies.

NOTE 2 - SEGMENTAL ANALYSES

	Six months ended 30 September 2004			Six months ended 30 September 2003		
	Recorded Music	Music Publishing	Total	Recorded Music Restated	Music Publishing Restated	Total Restated
	£m	£m	£m	£m	£m	£m
By class of business:						
Group turnover	**660.0**	**191.0**	**851.0**	758.6	201.7	960.3
Group operating profit before exceptional items and amortisation	**30.9**	**48.9**	**79.8**	28.2	51.9	80.1
Operating exceptional items and amortisation	**(3.5)**	**(22.7)**	**(26.2)**	(20.6)	(25.6)	(46.2)
Group operating profit	**27.4**	**26.2**	**53.6**	7.6	26.3	33.9
Non-operating exceptional items	**0.7**	**-**	**0.7**	20.5	-	20.5
Share of operating profits (losses) in associated undertakings	**-**	**0.3**	**0.3**	(0.5)	0.2	(0.3)
Finance charges			**(43.2)**			(41.8)
Profit on ordinary activities before taxation			**11.4**			12.3
Operating assets	**64.3**	**403.1**	**467.4**	197.2	406.5	603.7

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2004 (unaudited)

NOTE 2 - SEGMENTAL ANALYSES continued

	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Six months ended 30 September 2004 Asia Pacific £m	Other £m	Total £m
By origin:							
Group turnover	117.9	241.4	23.5	287.0	172.1	9.1	851.0
Group operating profit before exceptional items and amortisation	9.2	16.5	0.2	41.9	10.7	1.3	79.8
Operating exceptional items and amortisation							(26.2)
Group operating profit							53.6
Non-operating exceptional items							0.7
Share of operating profits in associated undertakings							0.3
Finance charges							(43.2)
Profit on ordinary activities before taxation							11.4
Operating assets	53.4	5.8	2.0	308.0	97.3	0.9	467.4

	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Six months ended 30 September 2003 Asia Pacific Restated £m	Other Restated £m	Total Restated £m
By origin:							
Group turnover	129.3	303.0	16.8	328.5	173.8	8.9	960.3
Group operating profit (loss) before exceptional items and amortisation	22.3	17.0	(5.4)	43.6	1.7	0.9	80.1
Operating exceptional items and amortisation							(46.2)
Group operating profit							33.9
Non-operating exceptional items							20.5
Share of operating losses in associated undertakings							(0.3)
Finance charges							(41.8)
Profit on ordinary activities before taxation							12.3
Operating assets	45.0	64.2	3.7	358.0	127.5	5.3	603.7

Operating profit is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses. Operating assets include deferred consideration of £1.2m (2003/04: £25.7m): this amount is not conditional upon the satisfaction of future performance criteria.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2004 (unaudited)

NOTE 3 - EXCEPTIONAL ITEMS

(i) Operating exceptional items

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Impact of retail destocking in Japan, including amended returns terms	-	(16.9)
Release of overprovision for reorganisation costs charged in prior year	2.6	-
Reorganisation costs*	(2.6)	(4.9)
Total	-	(21.8)

The attributable tax benefit is £nil (2003/04: £7.4m).

* The 2004/05 costs refer to headcount reduction in Recorded Music, (2003/04 - headcount reduction and system write offs in Music Publishing).

(ii) Non-operating exceptional items

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Net gain on sale of fixed assets	0.7	20.5
Total	0.7	20.5

The attributable tax charge is £nil (2003/04: £1.6m).

NOTE 4 – FINANCE CHARGES

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Interest payable on:		
Bank overdrafts and loans	37.9	33.5
Other	6.3	7.6
	44.2	41.1
Interest receivable on:		
Bank balances	(0.9)	(0.9)
Other	(0.1)	(0.1)
	(1.0)	(1.0)
Group finance charges (including associated undertakings)	43.2	40.1
Exceptional refinancing costs	-	1.7
Total	43.2	41.8

Finance charges for associated undertakings are £nil (2003/04: £nil).

Finance charges include £3.4m (2003/04: £1.7m) of one-off costs, charges or expenses that are not continuing, regular or periodic.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2004 (unaudited)

NOTE 5 – TAXATION

The tax charge for the six months ended 30 September 2004 has been calculated by reference to the proforma tax rate for the year ending 31 March 2005. The total tax charge of £8.6m (2003/04: £6.0m) includes £nil on exceptional items (2003/04: £5.8m credit).

NOTE 6 – DIVIDENDS (equity)

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Ordinary dividends:		
Interim	**15.7**	15.8
Adjustment to the 2004 final dividend	**0.1**	-
Adjustment to the 2003 final dividend	**·**	(0.3)
Total	**15.8**	15.5

The interim dividend of 2.0p per share will be paid on 1 April 2005 to shareholders on the register at the close of business on 4 March 2005.

NOTE 7 – EARNINGS PER ORDINARY SHARE (EPS)

	Six months ended 30 September 2004 £m	Per share	Six months ended 30 September 2003 Restated £m	Per share
Earnings/basic EPS	**(0.4)**	**(0.1)p**	9.2	1.2p
Adjustments:				
Exceptional items and attributable taxation	**(0.7)**	**(0.1)p**	(2.8)	(0.3)p
Amortisation of goodwill and music copyrights	**26.2**	**3.4p**	24.5	3.1p
Minority interest (music copyright amortisation)	**-**	**-**	(1.1)	(0.2)p
Minority interest (operating exceptional items and attributable taxation)	**-**	**-**	(4.4)	(0.6)p
Adjusted earnings/adjusted EPS	**25.1**	**3.2p**	25.4	3.2p
Convertible bond interest	**3.5**	**0.1p**	-	-
Adjusted earnings/adjusted diluted EPS	**28.6**	**3.3p**	25.4	3.2p

Basic
Weighted average number of Ordinary Shares in issue 785.3m 784.3m
Diluted
Weighted average number of Ordinary Shares 872.4m 785.1m

The weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 872.4m (2003/04: 785.1m), is the weighted average number of Ordinary Shares in issue, 785.3m (2003/04: 784.3m), plus adjustments for dilutive share options, 8.3m (2003/04: 0.8m), plus adjustments for convertible bonds, 78.8m (2003/04: nil).

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

NOTE 8 – INVESTMENTS
During the period, the Group made deferred consideration payments of £64.3m relating to acquisitions made in prior years.

A further £3.0m was invested in buying out minority shareholders in the period.